SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of the Shareholders Meeting Resolutions

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") in regard to subsection III of article 30 of Instruction CVM 480/2009, reports that the Shareholders of Eletrobras, at a meeting today, resolved as follows in regard to the subject matters of the agenda of the 168th Extraordinary General Meeting, held on this date.

The Shareholders attending the 168th Extraordinary General Meeting decided:

1.            To approve, by majority vote, Eletrobras' Bylaws reform pursuant to the Management Proposal with the modifications suggested by the Office of Coordination and Governance of State Enterprises (SEST) and by the National Treasury Secretariat (STN) specifically in articles 32, paragraph 4; 36, XXXI; 47, VII and in the words "Office of Control" to " Office of Coordination and Governance", according to the attached Bylaws.

The consolidated Bylaws, pursuant to item XII of article 30 and subsection XXIII of article 31 of CVM Instruction 480/09, will also be available, within a period of up to 7 business days, counted from this date, on the Company's websites (www.eletrobras.com/ir), the Securities and Exchange Commission website (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão website (www.bmfbovespa.com.br).

The Company hereby informs that the minutes of meeting the 168th Extraordinary General Meeting, drawn up in the form of a summary of the events that occurred, including dissent and protest, containing the transcript only of the resolutions taken, as provided for in the first paragraph of article 130 of Law 6,404/76, shall be filed, within a period of up to 7 business days, counted from this date, on the Company's websites (www.eletrobras.com/ir), the Securities and Exchange Commission website (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão website (www.bmfbovespa.com.br).

Rio de Janeiro, November 30, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

CHAPTER I

Name, Organization, Headquarters, and Social Object

Art. 1 Centrais Elétricas Brasileiras S.A. – Eletrobras is a mixed capital corporation, established in accordance with the authorization provided by Federal Law 3,890-A, dated April 25, 1961 and governed by the present Bylaws.

Art 2 Eletrobras, as a company indirectly governed by the public Federal Administration, shall be ruled by Law 3,890-A, of 1961, and by Law 13,303, of 2016 and its rules, by the specific legislation for corporations (sociedade por ações), and by special dispositions of federal laws, when applicable, and by the present Bylaws.

Sole paragraph. The company, its shareholders, managers and members of the Fiscal Council are subjected to the provisions of the Corporate Governance Level 1 Listing Regulations of BM&FBOVESPA (the "Level 1 Regulations").

Art 3 Eletrobras has its head offices in the Federal Capital and central office in the city of Rio de Janeiro, constituted for an indefinite period and will operate directly or through its subsidiaries or companies with which it may become associated, and the company may also open offices in Brazil and abroad in order to further its social object.

§ 1 Eletrobras, directly or through its subsidiaries, or controlled companies, may participate, with or without allocation of funds, in the establishment of consortia or participate in companies, with or without major participation in Brazil or abroad, for the direct or indirect production, transmission or distribution of electricity.

§ 2 The validity of any and all instruments executed by Eletrobras directly or through its subsidiaries or controlled companies, in order to achieve the objective set out in paragraph one of this article, is subject to the approval of at least 2/3 of all members of the Board of Directors.

§ 3 For the purposes of the participations mentioned in the first paragraph, Eletrobras will be responsible for raising the funds that are necessary for the performance of its social object as well as those of its subsidiaries or controlled companies, and it may delegate such activity to them subject to the provisions under the Policy of Responsibilities.

§ 4 Any subsidiaries that Eletrobras might establish, subject to prior legal authorization, will be subject to the general principles of Law 3,890-A, of 1961.

§ 5 The subsidiaries will follow the administrative, financial, technical and accounting rules established by Eletrobras.

§ 6 The representatives from Eletrobras in the management of the companies, subsidiaries or not, in which Eletrobras participates, will be chosen by the Board of Directors, according to criteria established under the law, these bylaws or the Policy of Appointment of companies of Eletrobras.

Art. 4 The corporate purpose of Eletrobras is:

I - to carry out studies, projects, construction and the operation and building of power units and transmission lines and the distribution of electric energy, as well as to enter into company transactions in connection with these activities, such as the trading of electric energy;

II - to cooperate with the Ministry to which it is subject, in order to establish the country's energy policy;

III - to grant loans to electric energy public utilities under its control, and to provide guaranties, in Brazil or abroad, in favor of electric power utilities, as well as to purchase bonds issued by Eletrobras;

IV - to provide guaranties, in Brazil or abroad, in favor of electric energy public utilities under its control;

V - to promote and support research of its business interest in the energy sector, connected to the generation, transmission and distribution of electric energy, as well as studies regarding the utilization of reservoirs for various purposes;

VI - to contribute to the training of the technical personnel required by the Brazilian electric energy sector, as well as to the preparation of qualified labor, by means of specialized courses, whereto it may also grant assistance to educational entities in Brazil or scholarships abroad and may sign agreements with entities which cooperate in the formation of specialized technical personnel;

VII - to cooperate technically and administratively with the companies in which it is a shareholder and with the divisions of the Ministry to which it is subject.

VIII - to participate in associations or organizations of technical, scientific and entrepreneurial nature, of regional, national or international scope, which may be of interest to the electric energy sector; and

IX - to participate, according to on-going legislation, in programs designed to increase the usage of alternative sources of electric power generation, in addition to the rational use of power and the implementation of smart power networks.

CHAPTER II

Obligations

Art 5 Eletrobras, according to the applicable legal provisions, shall, among other obligations:

I - operationalize programs for the furtherance of the universal access to electric energy;

II - guide its efforts by the sustainability of the economic, financial, social and environmental balance in the business operations and opportunities;

III - support the activities connected to the furtherance and encouragement of the national industry of materials and equipment earmarked for the electric energy sector, by means of the operation of CEPEL - Center for Studies and Research on Electric Energy;

IV - develop programs, projects, and activities of furtherance and guidance of consumers, aiming at the efficient use of energy;

V – prepare and publish the Code of Ethics and Conduct of Eletrobras companies, in accordance with the company’s principles and values, as well as the applicable laws;

VI - follow the Compliance Program of Eletrobras companies;

VII – follow and make its controlled companies follow the requirements of transparency provided for under the applicable laws; and

VIII - act in full compliance with the Code of Ethics and Conduct of Eletrobras Companies and the United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. §78-dd-1, et seq., as amended), hereinafter referred to as FCPA, and Law no. 12,846/2013, as well as any applicable anti-bribery and anti-corruption laws, or any other laws, rule or regulation of similar purpose and effect, refraining from adopting any practice that may be forbidden for legal persons subject to FCPA and the Brazilian anti-corruption laws.

Art 6. Eletrobras shall take all applicable measures for its managers, agents, employees and any other people acting on its behalf, as well as of its controlled companies, managers, agents, employees and any other people acting on behalf of the latter, to proceed in accordance with the provisions under the Code of Ethics and Conduct of Eletrobras Companies, FCPA, and the Brazilian antibribery laws.

CHAPTER III

Capital, Shares and Shareholders

Art 7. The share capital of the company amounts to R$31,305,331,463.74 (thirty- one billion three hundred and five million three hundred and thirty-one thousand four hundred and sixty-three reais and seventy-four cents), divided into 1,087,050,297 common shares, 146,920 Class “A” preferred shares and 265,436,883 Class “B" preferred shares, all of them without par value.

Art 8. Eletrobras' shares shall be:

I - common, under nominative form, entitled to vote; and

II - preferred, under nominative form, not entitled to vote at Shareholders’ Meetings;

§ 1 Both kinds of shares may be kept in deposit accounts in the names of their respective holders, in the form of book shares, without the issue of any stock certificates, in a financial institution appointed for this purpose.

§ 2 Whenever a transfer of ownership of shares occurs, the financial institution with which they are deposited may collect from the assigning shareholder the cost of any services in connection with the Brazilian transfer thereof, subject to the maximum rates established by the Brazilian Securities and Exchange Commission (CVM).

Art 9. Preferred shares cannot be converted into common shares and shall have preferential right to reimbursement of capital and in the distribution of dividends.

§ 1 Preferred Class “A” shares, which are those subscribed until June 23, 1969, and bonus shares resulting from such shares, shall receive priority in the distribution of dividends, of eight percent over the capital belonging to that type and class of shares, to be equally divided between them.

§ 2 Preferred class “B” shares, which are those subscribed after June 23, 1969, shall receive priority in the distribution of dividends, at six percent over the capital belonging to that type and class of shares, to be equally divided between them.

§ 3 Preferred shares shall participate, on equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in 1st and 2nd paragraphs, subject to the following paragraph.

§ 4 Preferred shares shall be entitled to receive dividends, per share, of at least ten per cent above the dividend paid to each common share.

Art 10. Eletrobras' capital increases shall be implemented by means of public or private subscription and incorporation of reserves, and any resources obtained shal be capitalized in accordance with the laws in force at the time.

§ 1 When capital increases take place, all shareholders of Eletrobras shall have preemptive rights proportional to their equity interest, and the Federal Government shall subscribe for a number of common shares, in order to ensure it a minimum of 50% plus one share of the voting capital.

§ 2 Eletrobras may effect any capital increase, by means of subscription of shares or conversion of bonds or share credits, provided it maintains the limit of 2/3 of preferred shares in relation to the total issued shares.

Art 11. The payment for shares shall comply with terms and regulations stipulated by the Board of Directors of Eletrobras.

Sole paragraph. Any shareholder who does not make payment in compliance with the terms and regulations set forth in this article shall be legally liable for the payment of any index adjustment, with 12% (twelve per cent) interest p.a. and a fine of 10% (ten per cent) calculated on the overdue installment.

Art 12. Eletrobras may issue multiple share certificates.

§ 1 Any grouping or split of shares may be made upon the shareholder's request, provided that the expenses incurred with the substitution of certificates, which cannot exceed the costs incurred, shall be paid by such shareholder.

§ 2 The services of conversion, transfer and split of shares may be temporarily suspended, in accordance with the principles and limitations of the laws in force at the time.

Art 13. Eletrobras may issue non- convertible bonds and debentures, the latter with or without the guarantee of the National Treasury.

Art 14. Eletrobras, after deliberation by the Board of Directors, may purchase its own shares for cancellation, or maintenance in Treasury and further sale, up to the value of revenues and reserves, except for the legal reserve, in accordance with legal and regulatory measures.

Art 15. The redemption of shares of one or more classes may be effected according to the resolutions of the Extraordinary Shareholders’ Meeting, not dependent upon approval by a Special Shareholders’ Meeting, according to the types and classes in question.

CHAPTER IV

Shareholders’ Meeting

Art 16. The Ordinary Shareholders’ Meetings shall be held within the four months immediately following to the close of the fiscal year, at an hour and on a date previously set, for:

I - the appreciation of the accounts prepared by the managers; examination, discussion and voting of financial statements;

II - resolutions about the use of the net profit for the fiscal year and the distribution of dividends; and

III - election and dismissal of the members of the Board of Directors of Eletrobras and the Fiscal Council, and fixing the remuneration of the managers and members of the Fiscal Council and Audit and Risk Committee, in accordance with applicable legislation.

Art 17. Besides the instances provided for in the applicable laws, the Shareholders’ Meeting shall meet whenever the Board of Directors of Eletrobras deems it advisable and, specifically, decide about the following matters:

I - the assignment of all or any part of its shares in the share capital of Eletrobras or its subsidiaries;

II - capital change;

III - waiver of the right to subscribe for debentures or shares convertible into shares of its subsidiaries;

IV - the issue of debentures convertible into shares or the sale thereof, if they are treasury stock;

V - the sale of debentures convertible into shares owned by Eletrobras, issued by its subsidiaries;

VI - the issue of any other titles (títulos) or securities, in Brazil or abroad;

VII - any splitting, merger or incorporation, dissolution and wind-up of the company;

VIII - any exchange of shares or other securities;

IX - exchange of shares of one or more classes, independently of approval by the Special Shareholders’ Meeting of the types and classes in question.

X – reform of the Bylaws;

XI - authorization for the company to bring suit to enforce civil liability on the managers for loss caused to its assets;

XII - election and dismissal, at any time, of liquidators, taking their accounts into consideration; and

XIII – evaluation of the assets of the shareholder to be considered for share in the social capital.

§ 1. The minimum time period between the first announcement of the Shareholders’ Meeting and the date of the meeting shall be 15 days and 8 days for the second notice.

§ 2 The General Shareholders’ Meeting may only deliberate on the agenda business, referred to in the respective notice of meeting, precluding the approval of general subjects.

§ 3 The deliberations of the Shareholders’ Meeting shall be carried out by majority votes, except for those requiring qualified quorum, being the vote of each individual representative proportional to the shareholding participation in the company's share capital.

§ 4 The deliberations of the General Shareholders’ Meeting shall be booked in the minutes, and may be summarized.

§ 5 - The declaration of vote can be registered if the shareholder representative so decides.

§ 6 Any shareholders abstaining from voting must be registered in the minutes and in the disclosure document of the Shareholders’ Meeting.

§ 7 The Board of Directors shall be responsible to deliberate on the convening of the Shareholders’ Meeting. The Fiscal Council and shareholders shall be responsible in the cases provided for under the law.

§8º The chair, conducting the proceedings of the Shareholders’ Meeting shall consist of the Chief Executive Officer of Eletrobras or his substitute and a secretary, chosen from among those present.

Art 18. The public notice shall state that the presence of the shareholders at the General Meeting is conditioned upon compliance with the requirements established by the law for this purpose.

Art 19. Shareholders may be represented by a proxy at the Shareholders’ Meetings, in accordance with the provisions of article 126, of Law 6,404 of 1976.

§ 1 The documents evidencing the condition of shareholder and his representation shall be delivered at the office of Eletrobras, according to the notice of meeting, up to 72 (seventy-two) hours before the Shareholders’ Meeting is held.

§ 2 Will be admitted to the General Shareholders Meeting all shareholders who attend with the full documentation needed to the participation in the Meeting

§ 3 The recognition of signatures of the instrument of mandate is not required for non-resident shareholders and holders of depositary receipts, and the proxy may be deposited at Eletrobras' head-office within seventy-two hours prior to the the day scheduled for the Shareholders’ Meeting.

§ 4 The representation of the Federal Government at the Shareholders’ Meetings will be made according to the applicable federal law.

§ 5 Eletrobras shall facilitate the remote participation and voting, in accordance with the Instruction of the Securities Commission – CVM.

CHAPTER V

Management

Art 20. The management of Eletrobras, in accordance with these Bylaws and legislation in force, is the responsibility of the Board of Directors and the Board of Executive Officers.

Art 21. The exercise of the functions of the management of Eletrobras is reserved for Brazilian individuals, with members of the Board of Executive Officers having to be resident in the country, and depending on the law, the same may be required for other management positions

§ 1 The minutes from the Shareholders’ Meeting, or meeting of the Board of Directors, which had elected, respectively, directors and executive officers, should state the qualifications of each member and their mandate period, and if so required by law, such additional requirements as the law prescribesirements, which will be filed at the head-office.

§ 2 The requirements shall be evidenced in documentation, resorting to the information referred to in standardized form, approved by the Office of Coordination and Governance of State-owned Companies.

Art 22. The investiture into the management office of Eletrobras shall follow the conditions imposed under the applicable laws, as well as those under the Policy of Appointment of Eletrobras companies.

§ 1 Whenever the Policy of Appointment intends to impose requirements additional to those established under the applicable laws onto the Eletrobras’ Directors, such requirements shall be forwarded for deliberation of the shareholders, at General Shareholders Meeting.

§ 2 In addition to the conditions for the investiture referred to in the head provision of this Art, the nominee for the officer’s position, in addition to the Chief Executive Officer, should have:

I - professional experience of at least 5 (five) years in the position or assignment, directly connected to the main theme of the Executive Board.

Art 23. Officers shall not discuss subjects that conflicts with their interests or the interests of third parties under their influence, in accordance with the terms of article 156 of Law 6,404 of 1976. In this case, an officer must declare such interest and refrain from discussing the subject.

Art 24.  The members of Board of Directors and Executive Officers will take office after signing their investiture, undersigned by the Chief Executive Officer and by the director or executive officer that took office, at the minute book from the Board of Directors of Eletrobras, or the Board of Executive Officers, as the case may be.

§ 1 In the event that the CEO of Eletrobras is the one who takes office, the State Minister to whom Eletrobras is linked shall also sign the term of investiture.

§ 2 In the event that such investiture is not signed within thirty days following the indication, the appointment will be canceled, unless a justification is accepted by the office to which the member has been appointed.

§ 3 The investiture must contain, subject to becoming null, the indication of at least one address at which the officer will receive process for administrative and legal proceedings regarding their management, which shall be deemed accomplished by means of delivery at the indicated address, which can only be changed by written notification to Eletrobras.

§ 4 Taking office of the Board of Directors and the Board of Executive Officers is subject to the signing the Management Consent Form (Termo de Anuência dos Administradores), pursuant to the Level 1 Regulation as well as the applicable legal requirements.

Art 25.  Each management board member shall, before entering and leaving office, submit an annual statement of assets to the company, the Public Ethics Committee of the Presidency of the Republic – CEP/PR and the Audit Court.

Art 26. The term of management of the members of the Board of Directors and the Executive Board shall be extended until the effective investiture of the new members.

§ 1 For the deadlines set forth at the start of Arts 32  and 42, the previous periods of management or performance occurred within less than 2 (two) years will be considered.

§ 2 Once the maximum management deadlines set forth at the start of Arts 32 and 42 are reached, the return of the member of the Board of Directors or of the Board of Executive Officers may only occur after a period equivalent to a term of management.

§ 3 For the purposes of the provisions of the head provision of Art 42, the appointment of a director to serve on another executive board of Eletrobras is not considered as a reinstatement.

Art 27. The elected directors shall participate, in the inauguration and annually, in the specific training on corporate and capitals market laws, disclosure of information, internal control, code of conduct, Law 12,846/2013, and other subjects connected to the activities of Eletrobras.

Sole paragraph. It is hereby forbidden to reinstate a manager who does not participate in any annual training provided by the company over the last two years.

Art 28. The Board of Directors of Eletrobras and the Board of Executive Officers may hold meetings when the majority of their members are present and their decisions shall be taken, respectively, by voting of the majority of the directors and executive officers present at the meetings.

§ 1 Minutes should be drawn up after each meeting, and said minutes shall be signed by all the members present.

§ 2 The Board of Directors of Eletrobras shall meet ordinarily, once a month, and the Board of Executive Officers, once a week.

§ 3 It is the responsibility of the Chairman of the Board of Directors and the Chief Executive Officer or the majority of the members of each committee of the company`s management, to call, extraordinarily, the meetings of Board of Directors of Eletrobras and of the Board of Executive Officers.

§ 4 The Chairman of the Board of Directors and the Chief Executive Officer are entitled, besides their personal votes, to a casting vote in connection with decisions of Board of Directors of Eletrobras and resolutions of the Board of Executive Officers.

Art 29.  Members of the Board of Directors and the Board of Executive Officers shall be responsible, under the terms of the applicable laws, individually and collectively, for the acts performed by them and for the damages caused by them to the company.

§ 1 Eletrobras will provide defense for the members and ex-members of the Board of Executive Officers and Board of Directors in judicial and administrative suits against them relating to behavior performed while in office, provided it is not incompatible with the company's interests.

§ 2 The benefit provided in the first paragraph of this article shall apply, as appropriate, to the Audit and Risk Committee, to the occupants and former occupants of positions of trust and other employees regularly invested with the powers delegated to the managers.

§ 3 Benefits as mentioned shall comply with terms established by the Board of Directors, following consultation with the legal department of Eletrobras.

§ 4 Eletrobras can enter into a Directors & Officers Liability (D&O) insurance policy, in the form and with coverage as defined by the Board of Directors, in accordance with the 1st and 2nd paragraphs, in favor of the people mentioned to protect them from the responsibility of acts or facts by which they could be held accountable judicially or administratively.

§ 5 If any of the members are convicted, and not allowed to appeal further in respect to company´s Bylaws or deriving from an act with deceitfulness or guilt, such member shall reimburse Eletrobras the total costs and expenses deriving from defense procedures as mentioned within the 1st and 2nd paragraphs, besides any reputational damages to the company.

Art 30. The managers of Eletrobras who may come up with salary advantages without provision or in noncompliance with the provisions of the employment contracts, staffing and compensation plan, collective bargaining agreement, or the applicable laws, shall be held liable for the damage caused to the company, based on the head provision of Art 29 hereof.

Art 31. The maximum limit of participation of a Director in the Board of Directors and/or Fiscal Council may not surpass 5 (five) in number, taking into account the Eletrobras’ one, in accordance with the compensation limit.

Sole paragraph. The paid participation of members of the federal public administration, directly or indirectly, in more than 2 (two) collegiate bodies of state-owned companies, including the Boards of Directors and Fiscal Council and the Audit Committees, is forbidden.

CHAPTER VI

Board of Directors

Art 32.  The Board of Directors shall consist of 11 (eleven) members, elected by a Shareholders’ Meeting, which shall appoint the Chairman among them, with a unified term of office of 2 (two) years, with a maximum of 3 (three) consecutive renewals, constituted by:

I - seven members appointed by the Minister of Mines and Energy among which at least two must meet the conditions set forth in art. 25 of Law 13,303/2016 and in art. 39 of Decree No. 8,945/2016;

II - one director appointed by the Minister of Planning, Development and Management, according to the applicable law;

III - one director elected by a separate voting during the Shareholders’ Meeting, by the minority holders of the common shares, issued by Eletrobras, with applicants meeting the requirements of Law 13,303/2016;

IV - one director elected by a separate voting during the Shareholders’ Meeting, except for the controlling shareholder, holders of the preferred shares issued by Eletrobras, representing at least ten percent of the capital. Such calculation excludes the shares held by the controlling shareholder, and applicants should meet the requirements of Law 13,303/2016; and

V - one director elected representing the employees, chosen by direct vote of his peers among the employees in an election organized by the company in conjunction with the unions that represent them under the applicable law.

§ 1 The right to vote set out in item IV above, is reserved for preferred shareholders who prove uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting.

§ 2 The director representing the employees, provided for in item V, will not participate in discussions and deliberations on subjects involving labor relations, compensation, benefits and advantages, including subjects of pension and health care, cases in which there is a conflict of interests.

§ 3 The matters that imply conflicts of interest, as provided for in § 2 above, shall be deliberated on a special meeting, without the attendance of the director representing the employees, who shall have access to the minutes of the meeting and the documents connected to the deliberations, over the term of up to 30 days.

§ 4 The Board of Directors shall include at least 30% (thirty percent) of the independent members, respecting a more strict independence criteria, in case of divergence between the rules of Law 13,303, from July 30, 2017, and the Statute of the Highlight on State Governance Program of Brasil, Bolsa, Balcão S.A. (B3).

§5 The Ministry of Mines and Energy shall indicate the independent members of the Board of Directors referred to in §4 of this article, in case the other shareholders do not do so.

Art 33.  It shall be incumbent upon the Board of Directors to set fundamental management guidelines, at the initiative of its members, or to propose to the Board of Executive Officers, for the purposes of examination and deliberation, as well as the superior control of Eletrobras and subsidiaries, for oversight of compliance with guidelines established by it, monitoring the implementation of approved programs and verifying the results obtained.

§ 1 The Board of Directors will meet at least once a year without the presence of the Chief Executive Officer, including for approval of the Annual Plan of Internal Audit Activities – PAINT and Annual Report of Internal Audit Activities – RAINT.

§ 2 The Board of Directors will meet at least twice a year with the presence of external auditors.

Art 34. The monthly remuneration owed to the members of the Board of Directors shall surpass ten percent of the average monthly compensation of officers, except for the amounts connected to the vacation premium and benefits, and the payment of interest in the company’s profit of any type is hereby forbidden.

Sole paragraph. The members of the Board of Directors shall have its commuting and lodging expenses reimbursed whenever they reside out of the city of meeting, and only the commuting when they reside in the city.

Art 35.  In addition to the cases provided for under the law, a position will be vacant when the member of the Board of Directors fails to attend two consecutive meetings, or three non-continuous meetings, over the 12 (twelve) meetings without a reason.

Art 36. In the exercise of the duties appurtenant to the Board of Directors, without prejudice to the assignments provided for in the applicable laws:

I - decide on the organization of subsidiaries or the termination of the participation of Eletrobras in such companies;

II – decide on the association, directly or through subsidiary or controlled companies, with or without the allocation of resources for setting up consortia or participation in companies, with or without control, in Brazil or abroad, which are intended directly or indirectly to explore the production, transmission or distribution of electricity under a concession, authorization or permit;

III – deliberate on the shareholders’ agreements to be executed by Eletrobras, its subsidiaries or controlled companies, before its execution, abiding by the applicable laws;

IV - define the policy for granting loans and financing, not permitting loans to managers, members of the Fiscal Council, employees and majority shareholder;

V - state its position about the acts approve the contracts in accordance with the applicable policy of responsibilities, undertaking, among such acts or contracts, without limitation, the responsibility for the granting of financing to utility electric energy companies under its control, and for the entry into loans in Brazil and abroad;

VI – approve, abiding by the policy of responsibilities, the granting of guarantee for loans or financings signed domestically or abroad, by subsidiaries or not, where it holds interest;

VII- to approve, in accordance with the policy of allocations, the contracting of loans or financing, in the country or abroad, of controlled companies;

VIII - decide on the organization of technical-scientific research entities which are of interest to Eletrobras in the energy power sector, as well as the granting of loans and guarantees to those under its control;

IX - to call a General Meeting, in the circumstances stipulated by Law 6,404 of 1976, or whenever it deems convenient;

X - determine the distribution of functions among the members of the Board of Executive Officers, abiding by the assignments established under these Bylaws;

IX - propose to the General Meeting a capital increase, issuance of shares, subscription bonds and debentures of Eletrobras, except for those described in item XII;

XII - authorize the acquisition of shares issued by Eletrobras, to be canceled or held in treasury for subsequent sale, and to decide on the issuance of non-convertible titles and simple debentures, not convertible in shares;

XIII - decide on the negotiation of shares or debentures;

XIV - authorize the sale of permanent assets and the creation of real property liens, abiding by the Policy of Responsibilities with respect to the disposal of real property;

XV - deliberate on the making and acceptance of donations, with or without charges, abiding by the provisions in the Compliance Manual and the Code of Ethics and Conduct of Eletrobras’ Companies, as well as the Policy of Responsibilities;

XVI - choose and remove officers of the company and supervise their management;

XVII - appraise, at any time, the books and documents of Eletrobras, as well as to request information about the contracts executed or close to be executed and on any other acts;

XVIII – implement and supervise the systems of management of risks, internal controls and compliance established for preventing and mitigating the main risks to which Eletrobras and its controlled companies is exposed, including the risks connected to the integrity of accounting and financial information and those connected to the event of bribery or fraud;

XIX - analyze, at least quarterly, the interim balance sheet and other financial statements, without prejudice to the activities of the Fiscal Council;

XX - approve management’s reports and internal controls, as well as those of the Board of Executive Officers;

XXI - select and dismiss the independent auditors and also select and dismiss the financial institution which will be responsible for the custody of Eletrobras’ shares in deposit accounts, in the name of their respective owner, in book entry form, without the issuance of certificates, according to the 1st paragraph of article 8 hereof;

XXII – deliberate on the appointment and dismissal of holders of the Internal Audit, after approval of the Ministry of Transparency and Office of the Federal Controller General, Ombudsman’s Office, and Governance Office;

XXIII - deliberate on the assignments and operations of the Internal Audit, Ombudsman’s Office, and Governance Office;

XXIV – deliberate on the proposals for implementation of remedial measures, or those connected to the improvement of procedures and routines, as a result of the analysis of the statements received by the Ombudsman’s Office;

XXV - request periodical internal audit about the activities of the entity of supplementary social security that manages the plan of company’s benefits;

XXVI - establish the fundamental guidelines of the administrative organization of Eletrobras;

XXVII - select, abiding by the requirements of the Policy of Appointments in force, the Eletrobras’ representatives in the management of either subsidiaries or not, associations and foundations, in which it participates, being appointed for those functions, preferably, company’s employees or from subsidiaries;

XXVIII – prepare, change and approve its Internal Rules, observing the rules on composition and competence set forth in these Bylaws and in the current legal norms;

XXIX - decide on the declaration of interim dividends and on the payment of interest on capital, at the proposal of the Board of Executive Officers, in accordance with the provisions of art. 47, item XIII, hereof;

XXX - grant vacation or leave to the Chief Executive Officer;

XXXI – approve the personal regulation and establish the number of functions of trust of the top management of Eletrobras, pursuant to item II of art. 62 hereof, as well as those of the controlled companies;

XXXII – approve the maximum quantity of personnel and the performance of competitive civil-service examination for Eletrobras and controlled companies;

XXXIII - approve the Strategic Planning and Master Plan of Business and Management, and amendments;

XXXIV – approve the annual budget of Eletrobras and controlled companies, which shall be prepared to meet the Strategic Planning and Master Plan of Business and Management of each company;

XXXV - approve the signing of the Corporate Performance Goals - CMDE, through which the controlled companies of Eletrobras undertake to comply with the strategic guidelines defined therein, in order to meet the goals and outcomes established by the parent, as well as the policy of consequences applied to Eletrobras and its controlled companies, following up its effective fulfillment;

XXXVI – approve the policies and guidelines on the transactions and executions of electric power purchase contracts of Eletrobras and its controlled companies, as well as its statements regarding lawsuits in the Electricity market, following the provisions under Item V of this article;

XXXVII – approve the investment projects of Eletrobras and its controlled companies, according to the applicable Policy of Responsibilities;

XXXVIII – approve the policy of transactions with related parties, in compliance with the requirements of competitiveness, compliance, transparency, equity and interchangeability, which shall be reviewed at least annually;

XXXIX – assess the performance, either individual or collective, at least once a year, of the directors and members of the Committees, under the terms of the applicable laws;

XL - decide on the creation, operation, and termination, according to the Bylaws, of Committees to Support the Board of Directors for further discussion of strategic studies, as well as to elect and dismiss its members, in accordance with the applicable laws;

XLI – approve a Policy of Appointment that establishes the minimum requirement for appointment of the members of the Board of Directors, Fiscal Council and Board of Executive Officers, at the companies where Eletrobras and controlled companies participate, in addition to foundations, associations and pension funds;

XLII - establish the policy of disclosure of information of Eletrobras;

XLIII - approve and inspect the fulfillment of targets and specific results to be met by the members of the Board of Executive Officers;

XLIV - carry out annual analysis with respect to the fulfillment of targets and outcomes under the Master Plan of Business and Management and Strategic Plan, and should publish its conclusions and report them to the Audit Court (Tribunal das Contas da União) and the House of Representatives and the Senate (Congresso Nacional), under the terms of the applicable laws;

XLV - discuss, approve and follow up the decisions that underlie corporate governance practices, relationship with stakeholders, policy of management of people and code of conduct of agents under the scope of Eletrobras and the respective guidelines of its controlled companies;

XLVI – approve the policy of responsibilities;

XLVII – make clear its position on the proposals to be subject to deliberation of shareholders under a meeting;

XLVIII - approve the Policies of Compliance and Management of risks, Dividends, and Shareholdings, as well as other general policies of the company;

XLIX - undersign the Annual Letter, stating the commitments to meet goals of public policies;

L - approve the Regulation governing competitive bidding;

LI- state its position about the report submitted by the Executive Board of Officers resulting from the internal audit on the activities of the entity of supplementary social security;

LII- state its position about the compensation of the members of the Executive Board and the participation in the company’s profit;

LIII - authorize the establishment of subsidiaries, as well as the acquisition of minority interest in the company; and

LIV - establish policy of spokespersons aiming at eliminating the risk of contradiction between information from several areas and those of the executives of the company; and

LV - to decide on cases not provided for in these Bylaws.

§ 1 The quantities of positions of trust of the higher administration of Eletrobras and the maximum amount of personnel, approved by the Board of Directors, under the terms of Items XXXI and XXXII of this article, shall be subject, under the terms of the law, to the approval of the Office of Coordination and Governance of the State-owned Companies – SEST.

§ 2 The obligation of the publication referred to under Item XLIV shall not be imposed with regard to information of strategic nature that, if disclosed, may jeopardize the interest of the company.

§ 3 The minutes of meetings of the Board of Directors of Eletrobras will be filed with the Trade Registration (Registro do Comércio) and the minutes containing decisions having effects on third parties will be published.

Art 37.  The Board of Directors, in each fiscal year, shall submit, to the decision of the Ordinary Shareholders’ Meeting, the management report, and the financial statements, as well as the proposal for the distribution of dividends and the application of surplus values, attaching its opinion and the opinion of the Fiscal Council, pursuant to item XIII of art. 47, and the certificate of the independent auditors.

Art 38. In the event of a vacancy in the office of Chairman of the Board of Directors, a substitute shall be elected, in the first meeting of the Board of Directors, remaining in the office until the next General Meeting.

Art 39. In the event of a vacancy in the office of a director, the substitute shall be appointed by the remaining directors and shall act until the first General Meeting, according to article 150 of Law 6,404 of 1976.

Sole paragraph. The chosen director shall finish the mandate of the replaced director.

Art 40. The Board of Directors shall rely on the support of the Audit and Risk Committee and the Committee of Management, People and Eligibility.

§ 1 The committees referred to in the head provision of this Art shall have its operating rules established under their respective bylaws, according to Law 13,303/16 and other applicable laws.

§ 2 The assignments of the Audit and Risk Committee that are in charge of the Audit Committee, as provided for under Law 13,303/16 and its regulation, may cover the subsidiaries of Eletrobras.

§ 3 The Audit and Risk Committee, which is permanent, shall consist of at least 3 members and a maximum of 5 members, and shall observe the conditions imposed by applicable national and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE").

§ 4 The compensation of the Audit and Risk Committee shall be set at a Shareholders’ Meeting at an amount not smaller than the compensation of the fiscal board members.

§ 5 The members of the Board of Directors which hold a position in the Audit and Risk Committee of the company shall decide whether or not a compensation will be established for members of such Committee.

§ 6 The assignments of the Committee of Management, People and Eligibility which are charged with the Eligibility Committee and provided for under Law 13,303/16 and its regulation, may cover the companies where Eletrobras is direct and indirect participant.

Art 41. In addition to the committees referred to in the previous article, the Board of Directors may create other committees to support decision-making, under the terms of Item XL of Art 36.

Sole paragraph. The rules for the function of the committees referred to in the head provision of this article shall be established in their own internal rules, without prejudice to the applicable laws.

CHAPTER VII

The Board of Executive Officers

Art 42. The Board of Executive Officers shall be composed of the President and up to 06 (six) officers, with the minimum of 03 (three) members, all of them elected by the Board of Directors, with a unified management term of 2 (two) years, with a maximum of 3 (three) consecutive renewals being permitted.

Sole paragraph. The Chief Executive Officer – CEO of Eletrobras will be chosen from among the members of the Board of Directors. The same person cannot occupy the position of CEO of the company and Chairman of the Board of Directors.

Art 43. The general management of Eletrobras shall be incumbent upon the Board of Executive Officers, in accordance with the guidelines established by Board of Directors.

§ 1 The Chief Executive Officer and executive officers may not exercise management, administrative or consulting functions at private sector companies, electric energy public concessionaires or em private companies that are in any way connected to the electricity sector, except in subsidiaries, controlled companies, specific purpose entities and concessionaires under control of the states in which Eletrobras holds a participation, where they can hold positions on the board of directors and fiscal council, subject to the provisions of Law No. 9,292 of July 12, 1996 regarding the right to receive compensation.

§ 2 A condition precedent for the investiture in an executive board office is the undertaking of commitment with specific goals and results, which shall be accomplished as approved by the Board of Directors.

Art 44. The members of the Board of Executive Officers cannot be absent from their office for more than thirty consecutive days, except in the case of holidays or leave of absence, as well as in the cases authorized by the Board of Directors, under penalty of removal from their office.

§ 1 The granting of vacation or leave of absence for  up to 30 (thirty) days to the executive officers will be subject to approval by the Board of Executive Officers, except as provided in item XXX  of art.  36  hereof.

§ 2 In the case of temporary incapacity, leave, or holidays of any member of the Board of Executive Officers, his substitute shall take over in accordance with the procedure established by the other members, provided, however, that such substitute is not a member of this Board, except for the CEO, whose substitute shall be appointed among the other officers by the Board of Directors.

§ 3 If a vacancy definitively occurs in the Board of Executive Officers, the same criteria from the previous paragraph shall be applied in order to replace the executive officer who will resign from the company, until the next Board of Directors of Eletrobras meeting appoints a substitute to occupy the vacant office during the remaining term of office of the substituted member.

Art 45. The Chief Compliance Officer shall be chosen by means of a list of three applicants, defined by a company specializing in the selection of executives.

§ 1 The integrity area may report directly to the Board of Directors in situations in which there is alleged involvement of the company’s CEO in irregularities or when he fails to take the necessary measures with respect to the situation reported.

§ 2 In the situations referred to in the previous paragraph, the subject shall be addressed without the presence of the company’s CEO.

Art 46. The Board of Executive Officers shall not be allowed to perform the activities standing as conflict of interest, abiding by the manner and term established in the applicable laws.

§ 1 After the term of office, a former member of the Board of Executive Officers who is impeded may receive an indemnity equivalent to the fee set per month for the position he held, abiding by the paragraphs 2 and 3 of this article.

§ 2 An impediment shall depend on the positioning by the Commission of Public Ethics of the Presidency of the Republic.

§ 3 A compensation will not be owed to a former member of the Board of Executive Officers who returns before the impediment and takes up the duties in the public or private administration office he was assigned before his investiture, provided that there is no conflict of interests.

Art 47. The Board of Executive Officers, in the exercise of its rights and duties shall, specifically:

I – prepare and submit, to the Board of Directors, the fundamental guidelines of administrative organization of Eletrobras, as well as approve the referral of other subjects under the jurisdiction of the mentioned Board;

II – submit, until the last shareholders’ meeting of the Board of Directors of the previous year, the master plan of business and management for the next annual year, as well as the long-term strategy adjusted with the analysis of risks and opportunities for, at least, the next 5 (five) years;

III - manage Eletrobras, take all adequate measures necessary for the faithful execution of guidelines and directives of the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, decide on acts and approve contracts in accordance with the applicable policy of responsibilities, including, among them, but not limited, the granting of financings for electric energy public utility companies under its control, and the entry into loans in Brazil or abroad;

IV - establish administrative, technical, financial and accounting rules for Eletrobras;

V - prepare the budgets of Eletrobras, to meet the strategic plan and the multiannual plan of business and investments;

VI - approve changes in the organizational structure of management boards and those of its controlled companies of Eletrobras, including, for the latter, the creation, termination and operation of committees which are linked to it;

VII - submit to the Board of Directors for approval proposals about the plans that provide for the admission, career, access, benefits and discipline of the employees of Eletrobras;

VIII - approve the names indicated by the executive officers to occupy places directly under their control;

IX - issue an opinion in the case of admission, praise, sanction, transfer and dismissal of employees directly subordinated to the executive officers;

X - delegate authority to executive officers for individual decisions on matters included within the scope of the functions of the Board of Executive Officers;

XI - delegate powers to executive officers and employees for the approval of expenses, establishing limits and conditions;

XII – authorize, in accordance with the applicable legislation, that Eletrobras employees leave the country in order to performing technical activities or professional development essential to its institutional mission;

XIII - prepare, in each fiscal year, a Management Report, financials, a proposal for allotment of dividends and the payment of interest on own capital and investment of surplus, to be submitted for the review of the Board of Directors, the Fiscal Council, and the Audit and Risk Committee, and for the review and decision of the General Meeting;

XIV - prepare plans for the issuance of debentures, for the review of the Board of Directors of Eletrobras, which shall decide about them or submit them to the General Meeting, as the case may be;

XV - control the activities of subsidiaries and controlled companies;

XVI - appoint representatives of Eletrobras for Meetings of companies in which it participates as shareholder, and associations where it is a member, issuing instructions for their performance;

XVII – approve the trading of rights on the results of research, development and innovation of their controlled companies, connected to the electricity industry;

XVIII - establish a guideline for the vote of all companies controlled by Eletrobras at Meetings of the Electric Power Trading Chamber – CCEE;

XIX – deliberate on the purchase, sale or burdening of real estate and personal property, in accordance with the sums established in the applicable policy of responsibilities;

XX – prepare, change and approve its Internal Rules;

XXI - inspect and follow up business companies, including Special Purpose Enterprises - SPEs, wherein it holds shareholding participation, with respect to the governance practices, the results submitted and the control, proportionally to the relevance, materiality and risks for the business.

CHAPTER VIII

Duties of the Chief Executive Officer and Executive Officers

Art 48. Without prejudice to the other assignments of the Board of Executive Officers, the company’s Chief Executive Officer shall:

I - carry out the preparation, management and follow-up of the Strategic Planning and Master Plan of Business and Management of Eletrobras’ companies;

II - carry out the management of performance, sustainability and business development;

III - represent Eletrobras in and out of court, before other companies, shareholders or the public in general, being entitled to assign such powers to any executive officer, as well as appoint representatives, attorneys, agents or proxies;

IV - to preside over the General Meetings;

V - to hire and dismiss employees;

VI - to formalize the appointments approved by the Board of Executive Officers;

VII - develop the relationship policy of the Holding and companies of Eletrobras with the society in general and coordinate the press activities, internal communications, events, advertising, sponsoring and ceremonies;

VIII - together with another executive officer, to manage the funds of Eletrobras and sign deeds and contracts, which may be delegated to other executive officers and employees or attorneys of Eletrobras, with the approval of the Board of Executive Officers;

IX - ratify, in accordance with applicable legislation, the act of an entity member of the Eletrobras System deciding on the removal of its respective employees except as provided for in Art  47, item XII, hereof;

X – appoint the electoral commission in order to organize the election of the employee representative on the Board of Directors and declare the winning candidate and communicate the result to the controlling shareholder to adopt the necessary action to designate the employees' representative on the Board of Directors; and

XI – perform other assignments that may be established by the Board of Directors.

Art 49. The assignments of the other Officers, without prejudice of the other activities assigned to them by the Board of Directors, shall be as follows:

§ 1 The Chief Generation Officer shall have to:

  carry out the prospection, assessment and development of energy supply expansion projects;

  set guidelines on the energy trading business and coordinate the participation of Eletrobras companies in energy auctions;

  set guidelines to the programs of maintenance and for the follow-up of the operating performance of power units; and

  coordinate the activities connected to the sector regulation of the business of generation, trading of power and energy efficiency.

§ 2 The Chief Transmission Officer shall have to:

  analyze the opportunities of new transmission business;
  carry out programs of investment and implementation of transmission projects of interest of Eletrobras;
  set the guidelines and monitor the operating performance and the maintenance programs of transmission, under the scope of Eletrobras companies; and
  carry out activities connected to the electric energy sector regulation, under the scope of the Holding and Eletrobras companies.

§ 3 The Distribution Officer shall have to:

  align the management of the Distribution companies to the Strategic Planning of Eletrobras companies;

  follow up the policies, strategies, planning, technical and commercial services and results of the Distribution companies;
  define and follow up economic, financial, and commercial and operating indicators of the Distribution companies; and

  promote the technical and institutional relationship with government agencies and Associations, relating to affairs of the sector’s regulation of electric energy distribution operations.

§ 4 The Compliance Officer shall have to:

  ensure the compliance with proceedings and mitigation of risks in the activities of the Holding and Eletrobras’ company, including fraud and bribery, ensuring the abidance by the laws, standards, rules and regulations internal or external to the Company, and ensure the fulfillment of the compliance requirements under Law 13,303/2016;
   apply internal mechanisms and procedures to ensure integrity, as provided for in the Decree 8,420/15, which allow spotting and correcting any deviations, frauds, irregularities, as well as encouraging internal whistleblowing of irregularities;
  sport, assess, treat, follow up and report avoidable operating loss for a better management of the risks inherent to the main processes of Eletrobras’ companies, extending the accountability of the concerned parties; and
  supply the Board of Directors, the Audit and Risk Committee, and the Board of Executive Officers with independent, unbiased and timely assessments on the effectiveness of the management of risks, appropriateness of the internal controls and fulfillment of the standards and regulations associated with the operations of Eletrobras’ companies, especially those connected to the risks found in the anticorruption practices of the Company.

§ 5 Chief Financial Officer and Investor Relations Officer shall have to:

  carry out the economic and financial, tax and fiscal planning and control of Eletrobras;
  carry out the accounting control and statement of economic and financial results;
  carry out the economic and financial analysis of investments and divestments; and
  carry out the corporate, economic and financial management of interests, including Specific Purpose Enterprises.

§ 6 The Legal and Corporate Management  Officer shall have to:

  undertake to be legal representatives of Eletrobras, before court and out of court, and in internal legal consulting;
  carry out people management practices;
  provide the goods and services infrastructure and supply; and
  provide the resources of Information Technology and Data and Voice.

CHAPTER IX

Fiscal Council

Art 50. The Fiscal Council is held permanently and is composed of 5 (five) effective members, and their respective substitutes, elected by the Genral Meeting, and all of its members have to be Brazilian citizens and residents, either shareholders or not, with term of office of 02 (two) years, and there may be 02 (two) reappointments at the most, and shall include as follows:

I – 01 (one) member and the respective substitute appointed by the Ministry of Finance, as representative of the National Treasury, which shall be a public servant with permanent office at the federal government;

II – 02 (two) members and the respective substitutes elected by the controlling shareholder;

III – 01 (one) member and the respective substitute elected by the minority shareholders; and

IV - 01 (one) member and the respective substitute elected by the holders of preferred shares.

§ 1. The members and respective substitutes of the Fiscal Council appointed under the terms of Items III and IV of this Art shall be elected in separate voting.

§ 2 In the period provided for in the head provision of this article, any prior periods of office that occurred less than 2 (two) years ago shall be taken into consideration.

§ 3 After the maximum period provided for in the head provision of this article, the member of the Fiscal Council can only return after a period equivalent to a term of office.

Art 51. The investiture into the office of Eletrobras’ Fiscal Concil Member shall follow the conditions imposed under the applicable laws, as well as those under the Policy of Appointment of Eletrobras companies.

§ 1 Whenever the Policy of Appointment intends to impose requirements additional to those established under the applicable laws onto the Eletrobras’ Fiscal Concil Member, such requirements shall be forwarded for deliberation of the shareholders, at a General Meeting.

§ 2 The members of the Fiscal Council shall be invested in their positions, independently of the signing of the term of office, since their respective election.

§ 3 Each fiscal director shall, before entering and leaving office, submit a statement of assets to the company, the Public Ethics Committee of the Presidency of the Republic – CEP/PR and the Audit Court.

§ 4 The monthly compensation owed to the members of the Fiscal Council shall surpass ten percent of the average monthly compensation of officers, except for the amounts connected to the vacation premium and benefits, and the payment of interest in the company’s profit and compensation at an amount higher than that paid to directors is hereby forbidden.

§ 5 The fiscal council members shall participate in the inauguration and annually, in the specific training on corporate and capitals market laws, disclosure of information, internal control, code of conduct, Law 12,846/2013, and other subjects connected to the activities of Eletrobras.

§ 6 The reinstatement of a fiscal director that has not participated in an annual training provided by the company of the past two years is hereby forbidden.

§ 7 The members of the Fiscal Council shall perform their duties, which are non- transferable, in the exclusive interest of the company, and it is considered abusive to perform such duty with the objective of causing damage to the company, or to its shareholders or managers, or to obtain, for themselves or others, advantage to which they are not entitled, or which might result in loss to the company, to its shareholders or managers.

§ 8 The Fiscal Council shall have to engage insurance under the terms of paragraphs 1 and 4 of article 29 hereof.

§ 9 The members of the Fiscal Council shall apply the limitations set forth in the caput and sole paragraph of Article 31 of these bylaws.

Art 52. The members of the Fiscal Council, in their first meeting, shall elect their Chairman, who shall forward to the company the deliberation of the council for fulfillment, with due registration on the book of minutes and Opinions of the Fiscal Council.

§ 1 In the event of a vacancy, resignation, impeachment or unjustifiable absence at two consecutive meetings or three non-continuous meetings, over the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective substitute, who shall receive the due compensation.

§ 2 The members of the Fiscal Council shall have its commuting and lodging expenses reimbursed whenever they reside out of the city of meeting, and only the commuting when they reside in the city.

Art 53. In the exercise of the duties appurtenant to the Fiscal Council, without prejudice to the assignments provided for in the applicable laws:

I - to supervise, through any of its members, the acts taken by any of the managers and to check the accomplishments of their legal and statutory duties;

II - to issue an opinion on the annual management’s report, providing evidence in the report of all information deemed necessary or useful for deliberation by the General Meeting;

III - to issue an opinion on the proposals from the management bodies, to be presented to the General Meeting, regarding alteration in the share capital, issue of debentures or subscription bonds, investment plans or capital budget, distribution of dividends, transfer, incorporation, merger or split;

IV - to expose, through any of its members, to the management bodies, and in the event that they do not take the necessary measures on behalf of Eletrobras’ interests, to the General Meeting, the mistakes, frauds or crimes they might discover, and to suggest useful measures;

V - to call an Ordinary General Meeting, in the event that the management bodies delay for more than a month such convocation, and an Extraordinary General Meeting, whenever ground or urgent reasons occur, including in the agenda of General Meeting the subject they consider most necessary;

VI - to analyze, at least quarterly, the balance sheet and other financial statements, produced on a regular basis by Eletrobras;

VII - examine the financial statements for the fiscal year and issue an opinion on them;

VIII - to perform the duties established in items I to VII in the event of liquidation of Eletrobras.

IX – examine the Annual Report of Activities of the Internal Audit – RAINT and the Annual Plan of Internal Audit – PAINT;

X - carry out the appraisal of the performance of its members and the Fiscal Council as a board, at least once a year, under the terms of the applicable laws;

XI – prepare, change and approve its Internal Rules;

XII – follow up the asset, financial and budgetary performance, thus reviewing books and any other documents, as well as requesting information; and

XIII – inspect the fulfillment of the limit of participation of Eletrobras in the payment of health care and supplemental social security benefits.

§ 1 The management bodies have the obligation to provide, in writing, to the members of the Fiscal Council, in the exercise of their duties, within days, copies of the minutes of the meetings and, within fifteen days of their receipt, copies of balance sheet and financial statements published regularly and the report on the execution of the budgets.

§ 2 The members of the Fiscal Council will attend meetings of the Board of Directors and the Board of Executive Officers of Eletrobras, at which subjects on which they might opine (items II, III and VII, from this article) are discussed.

Art 54. The Fiscal Council will meet ordinarily once a month, and extraordinarily, whenever called by the Chairman of the Board.

Sole paragraph. The Fiscal Council will hold a meeting with a minimum of three members, and the approval of matters subject to their decision requires the vote of at least three of its members.

CHAPTER X

Fiscal Year and Financial Statements

Art 55. The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31st of each year and the financial statements will comply with the precepts of Law 3,890-A, 1961, the federal legislation on electricity, the law on joint stock companies and these Bylaws.

§ 1 In each business year, there shall be a mandatory distribution of dividends corresponding to at least twenty-five percent of the net profit, adjusted in accordance with applicable laws, and abiding by the Dividend Distribution Policy.

§ 2. The amount of dividends and interest paid or credited as remuneration for shareholders' equity, due to shareholders, shall be subject to financial charges, from the end of the fiscal year up to the day of effective payment, plus interest if such payment is not made on the date determined by the General Meeting.

§ 3 The amount of interest paid or credited, by way of interest on own capital, pursuant to Section 9, 7th Paragraph of Law 9,249 of December 26, 1995 and the applicable laws and regulations, may be charged to the holders of common shares and to the minimum annual dividend for the preferred shares, including such amount in the aggregate amount of the dividend distributed by Eletrobras for all legal effects.

Art.56. Each year, besides the legal reserve, the General Meeting shall make the following allocations, calculated on that business year's net profit:

I - one per cent for a study and project reserve, intended for technical and economic viability studies for the electric energy sector, the accumulated balance of which may never exceed two per cent of the paid-up share capital; and

II - fifty per cent for an investment reserve fund, intended for investments in electric energy utilities, the accumulated balance of which may never exceed seventy-five per cent of the paid-up share capital.

Art.57. Every year, the General Meeting shall allocate a sum equivalent to not more than one per cent of the net profit of the respective business year, subject to the limit of one per cent of the paid-up share capital, for social welfare assistance to its employees, according to plans approved by the Board of Executive Officers.

Art.58. Every year Eletrobras shall allocate and include in its budget, resources amounting to at least point five per cent of the share capital paid-up at the time of the close of the immediately preceding business year, for the development of technological programs.

Art.59. The right to receive a dividend shall become prescribed after three years and any dividend not claimed by that time shall revert to Eletrobras.

CHAPTER XI

Employees

Art 60. The positions of holders of the Internal Audit, Ombudsman and Governance Office shall be exercised by employees of the staff of Eletrobras or its companies.

Art.61. The provisions of the applicable labor laws of Law 3,890-A, 1961 and these Bylaws will apply to the employees of Eletrobras and its subsidiaries, associates and controlled companies, where applicable.

Art.62. The labor force of Eletrobras will be composed of:

I - personnel admitted to permanent career functions, through a selection process consisting of tests, or of titles or tests;

II - holders of positions of trust of the higher administration, the amount of holders will be determined by the Board of Directors, according to the provisions of item XXXI of art. 36 hereof; and

III - personnel hired through temporary contracts, in accordance with the applicable laws.

§ 1 The positions of trust of the higher administration and the power and responsibilities of their positions will be defined in the offices and salary plan of Eletrobras.

§ 2 The functions referred to in § 1 might, in exceptional cases, and at the discretion of the Board of Directors, be assigned to technicians or specialists that are not part of the permanent staff of the company.

§ 3 The holders of the positions of trust that carry out management duties, thus generating salary advantages not provided for or in noncompliance with the provisions of the employment contracts, staffing and compensation plan, collective bargaining agreement, or the applicable laws, shall be held liable for the damage caused to the company, with prejudice to the penalties established in the Code of Ethics and Conduct of Eletrobras Companies.

Art.63. After the close of each fiscal year of Eletrobras and after the deduction of accumulated losses and the provision for income tax, the employees shall be entitled to a share in the profits and results, in accordance with the terms of the employment contracts and conventions, signed by Eletrobras, and specific guidelines determined by the Office of Coordination and Governance of the State-owned Companies.

Art.64. Eletrobras shall provide social welfare assistance to its employees, through Fundação Eletrobras de Seguridade Social – ELETROS (the ELETROBRAS Social Security Foundation) in compliance with the stipulations of the Board of Executive Officers.

CHAPTER XII

General Provisions

Art.65. Eletrobras, through its management, is obliged to provide information to the Minister of Mines and Energy, for scrutiny from the Federal Government, and the Audit Court (Tribunal das Contas da União) and the House of Representatives and the Senate (Congresso Nacional), through the Ministry of Mines and Energy.

Sole paragraph. The Chief Executive Officer, when called, must appear in person before any of the committees of any of the two houses of the Congress, to clarify information about any subject about which he was previously informed, and he may be dismissed from his function, in case he does not justify his failure to attend.

Art.66. Eletrobras may enter into contracts with the Federal Government, directly or through companies in which it participates, for the execution of works and services, for which special financial resources were allocated.

§ 1 The installations constructed in accordance with this article may, if the Federal Government so decides, be incorporated into Eletrobras or its subsidiaries, provided that, in the respective operation, the legal regime of the service is observed along with the costs.

§ 2 As long as the provision in the previous paragraph has not been complied with, the installations mentioned in this article may be operated by Eletrobras or its subsidiaries, under an agreement entered into with the Federal Government.

Art.67. The Board of Executive Officers shall, following approval from the Minister of Mines and Energy, publish the following in the Official Gazette:

I - the regulation governing competitive bidding;

II - personnel regulations, including the rights and duties vested in employees, discipline system and the proceedings for verification of responsibility;

III - the names of members of staff with indication, in three columns, of the total number of employees, the number of positions occupied and vacant positions, according to career or category as of June 30 and December 31 each year; and

IV - a plan for wages, benefits, fringe benefits and any other portions making up the remuneration of its employees.

Art 68. The Internal Audit, Ombudsman and the Secretariat of Governance will be directly linked to the Board of Directors.

CHAPTER XIII

Transitional Provisions

Art 69. The installation and operation of the Audit and Risk Committee provided for in Art 40 of these Bylaws shall occur until 06/30/2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.